For Immediate Release

Nordion Announces Decision in Arbitration with AECL
Over Cancelled MAPLE Project

OTTAWA, Canada, Sept. 10, 2012 – Nordion Inc. (TSX: NDN) (NYSE: NDZ) announced today that it has received the decision in the confidential arbitration with Atomic Energy of Canada Limited (AECL). Nordion was unsuccessful in its claim for specific performance or monetary damages relating to AECL’s cancelled construction of the MAPLE facilities. The majority of the tribunal ruled 2:1 that Nordion’s claim against AECL in the arbitration was precluded under the terms of the 2006 Interim and Long-Term Supply Agreement (ILTSA) between Nordion and AECL. Thus, Nordion was not entitled to a remedy under the ILTSA for the unilateral termination by AECL of the construction of the MAPLE facilities.

The arbitrators dismissed AECL’s counterclaim against Nordion, which claimed damages for breach of contract in the amount of $250 million and other relief.

Under the ILTSA, commercially reasonable efforts are required to maintain isotope production from the NRU reactor until such time as Nordion has established a satisfactory, long-term alternative supply. This supply is important to the global healthcare system and Nordion’s Medical Isotopes business.

“We began this process to protect the interests of patients, the nuclear medicine community, our customers and employees with the goal of obtaining a long-term, safe supply of medical isotopes,” said Steve West, Chief Executive Officer, Nordion. “We are disappointed with the outcome of the arbitration. It was our clear objective to protect our shareholders’ investment in the MAPLE facilities.  We intend to fully examine the implications of the decision and assess options for our future courses of action regarding this matter and long-term supply.”

The MAPLE facilities were the nuclear reactors and processing facility that were being constructed by AECL to serve as the source of Nordion's long-term medical isotope supply. Nordion served AECL with a notice of arbitration proceedings on July 8, 2008, after AECL and the Government of Canada unilaterally terminated the construction and commissioning of the MAPLE facilities. Nordion sought to compel AECL to complete the commissioning of the MAPLE facilities or pay damages in lieu.

The MAPLE facilities were intended to replace AECL’s National Research Universal (NRU) reactor. The ILTSA agreement stipulated that AECL would bring the MAPLE reactors into service commencing October 2008 to provide Nordion with a 40-year supply of isotopes.

Under the arbitration provisions included in the ILTSA between Nordion and AECL and the additional arbitration agreements between them, the parties have limited review or appeal rights relating to certain matters of law. Under Article 34 of the Commercial Arbitration Act (Canada) which applies, if either party wishes to initiate an appeal, it must do so within three months of the arbitration decision.

Other considerations
In the tribunal’s decision, the arbitrators have yet to decide on the issue of costs and requested that Nordion and AECL make submissions within 30 days.  As the decision of the tribunal favors AECL, Nordion may be responsible for a portion of AECL’s costs, which could be material.

The arbitration decision leaves Nordion open to pursue its ongoing lawsuit against AECL in the Ontario courts in relation to the 1996 Isotope Production Facilities Agreement (IPFA). In the analysis of the decision, although the arbitrators did not conclude on the issue, the view of the majority was that a breach of contract by AECL did not occur under the ILTSA. As a result, the IPFA court claim may be substantially less than the C$1.6 billion Nordion is currently claiming. Nordion is pursuing its rights under the IPFA.

Dividend and Normal Course Issuer Bid (NCIB)
The Company’s priority uses of cash have been to invest in growth and operations, and to return cash to shareholders, while leaving the business with financial flexibility. During fiscal 2011 and 2012, the Company has returned approximately $94 million dollars to shareholders by way of dividends and share buybacks.

Nordion has decided, at this time, to suspend the payment of its quarterly dividend. In addition, following the completion or cancellation of its current automatic share repurchase plan, the Company will cease repurchasing shares under the current NCIB.

This decision has been based on the uncertainty associated with several factors.  These include the potential payment of a portion of AECL’s arbitration costs, the recently announced internal investigation, pension funding obligations and molybdenum-99 revenue and supply.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2011 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 500 highly skilled employees in four locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc

CONTACTS:
MEDIA:
Tanya Pobuda
(613) 592-3400 x. 2280
tanya.pobuda@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion